Mail Stop 3561

      							August 26, 2005

Via U.S. Mail and Fax
Mr. Kendall W. Cowan
Chief Financial Officer
Alamosa Holdings, Inc.
5225 South Loop 289, Suite 120
Lubbock, TX 79424

	RE:	Alamosa Holdings, Inc. and Alamosa (Delaware), Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 3, 2005 and March 24, 2005
		File Nos. 001-16793 and 001-15657

Dear Mr. Cowan:


	We have completed our review of your Form 10-K`s and related filings and do not, at this time, have any further comments.


							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Valerio Cavallo
Telecom Argentina S.A.
January 12, 2005
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